UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Celsius Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

155118V207

(CUSIP Number)

May 9, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 155118V207		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Newland Inc. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,972,659

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,972,659

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,972,659

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person (See Instructions) CO

*    This calculation is based on 50,959,869 shares of Common Stock, par value $0.001 per share, outstanding as of May 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 155118V207		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Oryx Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,972,659

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,972,659

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,972,659

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person (See Instructions) CO

*    This calculation is based on 50,959,869 shares of Common Stock, par value $0.001 per share, outstanding as of May 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 155118V207		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Midas Commodities Agents Delaware LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,972,659

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,972,659

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,972,659

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person (See Instructions) PN

*    This calculation is based on 50,959,869 shares of Common Stock, par value $0.001 per share, outstanding as of May 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 155118V207		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Keyway Pride Limited LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,972,659

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,972,659

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,972,659

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person (See Instructions) PN

*    This calculation is based on 50,959,869 shares of Common Stock, par value $0.001 per share, outstanding as of May 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 155118V207		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nu Horizons Investment Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,972,659

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,972,659

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,972,659

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person (See Instructions) PN

*    This calculation is based on 50,959,869 shares of Common Stock, par value $0.001 per share, outstanding as of May 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 155118V207		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ghanim Saad M Al Saad AL-KUWARI

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Qatar

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,972,659

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,972,659

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,972,659

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person (See Instructions) IN

*    This calculation is based on 50,959,869 shares of Common Stock, par value $0.001 per share, outstanding as of May 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018.

Item 1.
(a)	Name of Issuer: Celsius Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 2424 North Federal Highway, Suite 208, Boca Raton, FL 33431

Item 2.
(a)

Name of Persons Filing
1.              Newland Inc. Limited

2.              Oryx Investment Limited

3.              Midas Commodities Agents Delaware LLC

4.              Keyway Pride Limited LLC

5.              Nu Horizons Investment Group, LLC

6.              Ghanim Saad M Al Saad AL-KUWARI

(collectively the “Reporting Persons” and each, individually, a “Reporting Person”)

(b)

Address of the Principal Office or, if none, Residence
1.              The address for Newland Inc. Limited is:

Room 1605, Wilson House,

19-27 Wyndham Street,

Central, Hong Kong

2.              The address for Oryx Investment Limited is:

Room 1605, Wilson House,

19-27 Wyndham Street,

Central, Hong Kong

3.              The address for Midas Commodities Agents Delaware LLC is:

c/o Paracorp Incorporated,

2140 S Dupont Highway,

Camden,

Kent, DE 19934

4.              The address for Keyway Pride Limited LLC is:

2804 Gateway Oaks Drive, Suite 200,

Sacramento, CA 958533

5.              The address for Nu Horizons Investment Group, LLC is:

c/o Rush Communications,

980 Sixth Avenue, Suite 401,

New York, NY 11018

6.              The address for Ghanim Saad M Al Saad AL-KUWARI is:

Salman Bin Rabiah Street,

56, Al Khalifat Al Jadeeda, Doha, Qatar

(c)	Citizenship 1. Newland Inc. Limited is incorporated in Hong Kong 2. Oryx Investment Limited is incorporated in Hong Kong

3.              Midas Commodities Agents Delaware LLC is incorporated in Delaware

4.              Keyway Pride Limited LLC is incorporated in California

5.              Nu Horizons Investment Group, LLC is incorporated in Delaware

6.              Ghanim Saad M Al Saad AL-KUWARI is a citizen of Qatar

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”)
(e)	CUSIP Number: 155118V207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Pursuant to the Instructions for the Cover Page, in order to avoid unnecessary duplication, the information required by this Item 4 regarding the aggregate number of shares of Common Stock and the percentage of that class beneficially owned by each Reporting Person, together with the number of shares of Common Stock as to which each Reporting Person has sole power or shared power to vote or direct the vote and/or sole power or shared power to dispose or direct the disposition of is hereby incorporated herein by reference to lines 9 and 11 and lines 5 to 8 of the Cover Page for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

All of the 3,972,659 shares of Common Stock are held of record by Nu Horizons Investment Group, LLC, which is 100% held by Keyway Pride Ltd LLC, which is held 100% by Midas Commodities Agents Delaware LLC.  On May 9, 2018, 100% of the membership interests in Midas Commodities Agents Delaware LLC were acquired by Newland Inc. Limited.  Newland Inc.

Limited is 100% held by Oryx Investment Limited, which is 100% held by Ghanim Saad M Al Saad AL-KUWARI.

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.

By signing below the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 21, 2018

NEWLAND INC. LIMITED

By:	/s/ Mark Broadley
Name: Mark Broadley
Title: Director

ORYX INVESTMENT LIMITED

By:	/s/ Mark Broadley
Name: Mark Broadley
Title: Director

MIDAS COMMODITIES AGENTS DELAWARE LLC

By:	G. Robinson & Company, LLC, its manager

By:	/s/ Gregory Robinson
Name: Gregory Robinson
Title: President

KEYWAY PRIDE LIMITED LLC

By:	Midas Commodities Agents Delaware LLC, its manager

By:	G. Robinson & Company, LLC, its manager

By:	/s/ Gregory Robinson
Name: Gregory Robinson
Title: President

NU HORIZONS INVESTMENT GROUP, LLC

By:	/s/ Tim Leissner
Name: Tim Leissner
Title: Manager

/s/ Ghanim Saad M Al Saad AL-KUWARI
GHANIM SAAD M AL SAAD AL-KUWARI

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all subsequent amendments thereto) with respect to the Common Stock, $0.001 par value, of Celsius Holdings, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Each undersigned represents to the other parties hereto that it is eligible to use Schedule 13G.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 21, 2018.

NEWLAND INC. LIMITED

By:	/s/ Mark Broadley
Name: Mark Broadley
Title: Director

ORYX INVESTMENT LIMITED

By:	/s/ Mark Broadley
Name: Mark Broadley
Title: Director

MIDAS COMMODITIES AGENTS DELAWARE LLC

By:	G. Robinson & Company, LLC, its manager

By:	/s/ Gregory Robinson
Name: Gregory Robinson
Title: President

KEYWAY PRIDE LIMITED LLC

By:	Midas Commodities Agents Delaware LLC, its manager
By:	G. Robinson & Company, LLC, its manager

By:	/s/ Gregory Robinson
Name: Gregory Robinson
Title: President

NU HORIZONS INVESTMENT GROUP, LLC

By:	/s/ Tim Leissner
Name: Tim Leissner
Title: Manager

/s/ Ghanim Saad M Al Saad AL-KUWARI
GHANIM SAAD M AL SAAD AL-KUWARI